Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

Archer Daniels Midland Company

Expressed in Thousands

	30-Jun					FY 2012 YTD Dec’ 11
	2007	2008	2009	2010	2011
Earnings
Earnings Before Income Taxes	3,143,971	2,594,399	2,499,557	2,585,099	3,015,311	780,838
Less: Equity Earnings of Less than 50% Owned Unconsolidated Affiliates	(193,258)	(284,316)	55,367	(326,232)	(396,755)	(105,529)
Less: Capitalized Interest Included in Interest Expense Below	(23,558)	(52,110)	(94,532)	(75,060)	(7,211)	(8,756)
Less: Noncontrolling Interest	(3,126)	(6,103)	(3,751)	10,996	17,573	(4,098)

Total Earnings	2,924,029	2,251,870	2,456,641	2,194,803	2,628,918	662,455

Fixed Charges
Interest Expenses:
Consolidated Interest Expense	447,310	512,922	469,059	421,461	482,298	209,477
Capitalized Interest	23,558	52,110	94,532	75,060	7,211	8,756

Total Interest Expense	470,868	565,032	563,591	496,521	489,509	218,233
Amortization of Debt Discount and Expense	1,793	3,250	3,832	3,805	4,282	2,697
One Third of Rental Expenses	55,187	67,106	72,289	80,682	83,764	39,378

Total Fixed Charges	527,848	635,388	639,712	581,008	577,555	260,308

Earnings Available for Fixed Charges	3,451,877	2,887,258	3,096,353	2,775,811	3,206,473	922,763

Ratio of Earnings to Fixed Charges	6.54	4.54	4.84	4.78	5.55	3.54